

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2024

James Frakes
Interim Chief Executive Officer
Aethlon Medical, Inc.
11555 Sorrento Valley Road
Suite 203
San Diego, CA 92121

> **Re: Aethlon Medical, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 22, 2024**
> **File No. 333-278188**

Dear James Frakes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Augustin at 202-551-8483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Julie Robinson, Esq.